CONSOLIDATED NATURAL GAS CO - 11-K Annual Report of Thrift Plans
                         Date Filed:12/23/99
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 11-K
                                 ANNUAL REPORT

        PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

               FOR THE FISCAL YEARS ENDED JUNE 30, 1999 AND 1998

                         COMMISSION FILE NUMBER 1-3196


                            ------------------------

                                  THRIFT PLANS
                                       OF
                        CONSOLIDATED NATURAL GAS COMPANY
                                      AND
                         ITS PARTICIPATING SUBSIDIARIES
                            (FULL TITLE OF THE PLAN)

                            ------------------------


                        CONSOLIDATED NATURAL GAS COMPANY
                       (NAME OF ISSUER OF THE SECURITIES)

                         CNG TOWER, 625 LIBERTY AVENUE
                      PITTSBURGH, PENNSYLVANIA 15222-3199
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

===============================================================================

                THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY
                       AND ITS PARTICIPATING SUBSIDIARIES

                             FORM 11-K ANNUAL REPORT

                FOR THE FISCAL YEARS ENDED JUNE 30, 1999 AND 1998

                                      INDEX


PAGE
----

Report of Independent Accountants.........................................................................1
Financial Statements
Consolidated Statement of Net Assets Available for Benefits with
    Fund Information - June 30, 1999 .....................................................................2
Consolidated Statement of Net Assets Available for Benefits with
    Fund Information - June 30, 1998 .....................................................................5
Consolidated Statement of Changes in Net Assets Available for Benefits with
    Fund Information - June 30, 1999 .....................................................................8
Consolidated Statement of Changes in Net Assets Available for Benefits with
    Fund Information - June 30, 1998 .....................................................................11
Notes to Consolidated Financial Statements................................................................14
Additional Information
    Schedule of Assets Held for Investment Purposes ......................................................Schedule I
    Schedule of Reportable Transactions ..................................................................Schedule II
    Schedule of Non-Exempt Transactions ..................................................................Schedule III

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Plan Administrator and the
Participants of the Thrift Plans of
Consolidated Natural Gas Company and
Its Participating Subsidiaries

In our opinion, the consolidated financial statements as listed in the accompanying index present fairly, in all material respects, the consolidated net assets available for benefits of the Thrift Plans of Consolidated Natural Gas Company and Its Participating Subsidiaries (the "Thrift Plans") at June 30, 1999 and 1998 and the consolidated changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plans' management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, reportable transactions, and non-exempt transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the consolidated statements of net assets available for benefits and the consolidated statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund or thrift trust. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
600 Grant Street
Pittsburgh, Pennsylvania 15219
December 17, 1999

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

           CONSOLIDATED STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                              WITH FUND INFORMATION

                                AT JUNE 30, 1999


                                                           GENERAL AND SHORT-TERM
                                                                THRIFT TRUSTS
                                                  ----------------------------------------
                                                  Consolidated      Cash
                                                  Natural Gas     (General
                                                    Company      Investments
                                                    Common        and Money         Funds
                                                   Stock Fund    Market Funds)    Combined
                                                  ------------   -------------    --------

Assets:

   Cash .......................................   $       --   $  212,266     $  212,266

   Consolidated Natural Gas Company
     common stock, at market ..................      146,286           --        146,286

   Temporary investments, at cost (which
   approximates market value) .................           --    4,889,737      4,889,737

   Loans to participants ......................           --       12,665         12,665

   Interest receivable ........................           --        3,298          3,298

   Employee contribution and loan repayment
     receivable ...............................           --      316,750        316,750
                                                  ----------   ----------     ----------

                TOTAL ASSETS ..................      146,286    5,434,716      5,581,002

Liabilities:

   Accounts payable ...........................           --       23,153         23,153
                                                  ----------   ----------     ----------

   Net assets available for benefits  ........    $  146,286   $5,411,563     $5,557,849
                                                  ==========   ==========     ==========



              The accompanying notes are an integral part of these
                       consolidated financial statements.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

           CONSOLIDATED STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                              WITH FUND INFORMATION

                                AT JUNE 30, 1999


                      Alternate and Long-Term Thrift Trusts
-----------------------------------------------------------------------------------------------------------------------------------

                            Consolidated                                                     Fixed
                             Natural         Dominion       Diversified                    Investment
                            Gas Company      Resources        Equity         Cash         Stable Value
                            Common Stock     Incorporated       and         (General        and Fixed
                            and CNG          Common          Diversified    Investments     Investment      S&P 500     Small Stock
                            Stock Funds      Stock Fund        Funds          Fund)           Funds        Index Fund       Fund
                            -------------    -----------    -----------    -----------    ------------    ----------  -------------
Assets:
  Cash .....................  $          --  $        --   $         --   $  1,075,068  $          --   $          --  $         --
  Consolidated Natural
   Gas Company common
   stock, at market ........    495,540,474           --             --             --             --              --            --
  Dominion Resources,
   Incorporated common
   stock, at market ........             --    1,877,517             --             --             --              --            --
  Common stock, at
   market value ............             --           --     71,841,044             --             --              --            --
  Temporary
   investments, at
   cost (which
   approximates market
   value) ..................     10,075,200           --      1,395,610      1,600,000        875,473          42,399        56,912
  Insurance Company
   Contracts, at contract
   value (which approximates
   market value) ...........             --           --             --             --    279,837,752              --            --
  Registered
   Investment Company
   Holdings, at market .....             --           --      3,038,670             --             --      54,292,931    20,212,901
  Common/Collective
   Trusts, at market .......             --           --             --             --             --              --            --
  Loans to
   Participants ............             --           --             --             --             --              --            --
  Dividends and
   interest
   receivable ..............         28,313           --         74,488         22,176         71,930              --            --
  Receivable from
   sale of common
   stock ...................             --           --             --      1,174,213             --              --            --
  Employee contribution
   and loan repayment
   receivable ..............             --           --             --             --             --              --             --
  Interfund accounts -
   receivable/
   (payable) ...............        444,093      (10,678)        (8,916)       959,655     (1,277,629)             --             --
                              -------------  -----------   ------------   ------------  -------------   -------------  -------------
  TOTAL ASSETS .............    506,088,080    1,866,839     76,340,896      4,831,112    279,507,526      54,335,330     20,269,813

Liabilities:
  Accounts payable .........      1,600,534           --        443,293      2,632,769             --              --             --
                              -------------  -----------   ------------   ------------  -------------   -------------  -------------
  Net assets available
   for benefits ............  $ 504,487,546  $ 1,866,839   $ 75,897,603   $  2,198,343  $ 279,507,526   $  54,335,330  $  20,269,813
                              =============  ===========   ============   ============  =============   =============  =============



              The accompanying notes are an integral part of these
                       consolidated financial statements.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

           CONSOLIDATED STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                              WITH FUND INFORMATION

                                AT JUNE 30, 1999


                      Alternate and Long-Term Thrift Trusts
------------------------------------------------------------------------------------------------
                                                                  Conservative    Moderate
                                    International   Intermediate    Balanced      Balanced
                                     Equity Fund     Bond Fund        Fund          Fund
                                     -----------    -----------   ------------   ----------

Assets:

  Cash .....................     $        --     $        --     $        --     $        --
  Consolidated Natural
   Gas Company common
   stock, at market ........              --              --              --              --
  Dominion Resources,
   Incorporated common
   stock, at market ........              --              --              --              --
  Common stock, at
   market value ............              --              --              --              --
  Temporary
   investments, at
   cost (which
   approximates market
   value) ..................          29,280           9,518           4,133          34,235
  Insurance Company
   Contracts, at contract
   value (which approximates
   market value) ...........              --              --              --              --
  Registered
   Investment Company
   Holdings, at market .....      11,824,870       6,792,555              --              --
  Common/Collective
   Trusts, at market .......              --              --       3,604,189      16,129,132
  Loans to
   Participants ............              --              --              --              --
  Dividends and
   interest
   receivable ..............              --              --              --              --
  Receivable from
   sale of common
   stock ...................              --              --              --              --
  Employee contribution
   and loan repayment
   receivable ..............              --              --              --              --
  Interfund accounts -
   receivable/
   (payable) ...............              --              --              --              --
                                 -----------     -----------     -----------     -----------
  TOTAL ASSETS .............      11,854,150       6,802,073       3,608,322      16,163,367
Liabilities:
  Accounts payable .........              --              --              --              --
                                 -----------     -----------     -----------     -----------
  Net assets available
   for benefits ............     $11,854,150     $ 6,802,073     $ 3,608,322     $16,163,367
                                 ===========     ===========     ===========     ===========


                                     Growth                                          Total
                                    Balanced    Participants      Funds             for all
                                     Fund        Loan Fund       Combined            Plans
                                    --------    ------------     ---------        ------------

Assets:

  Cash .....................  $          --  $           --   $    1,075,068  $    1,287,334
  Consolidated Natural
   Gas Company common
   stock, at market ........             --              --      495,540,474     495,686,760
  Dominion Resources,
   Incorporated common
   stock, at market ........             --              --        1,877,517       1,877,517
  Common stock, at
   market value ............             --              --       71,841,044      71,841,044
  Temporary
   investments, at
   cost (which
   approximates market
   value) ..................         39,911              --       14,162,671      19,052,408
  Insurance Company
   Contracts, at contract
   value (which approximates
   market value) ...........             --              --      279,837,752     279,837,752
  Registered
   Investment Company
   Holdings, at market .....             --              --       96,161,927      96,161,927
  Common/Collective
   Trusts, at market .......     15,507,097              --       35,240,418      35,240,418
  Loans to
   Participants ............             --       9,455,940        9,455,940       9,468,605
  Dividends and
   interest
   receivable ..............             --              --          196,907         200,205
  Receivable from
   sale of common
   stock ...................             --              --        1,174,213       1,174,213
  Employee contribution
   and loan repayment
   receivable ..............             --         106,525          106,525         423,275
  Interfund accounts -
   receivable/
   (payable) ...............             --        (106,525)              --              --
                              -------------  --------------   --------------  --------------
  TOTAL ASSETS .............     15,547,008       9,455,940    1,006,670,456   1,012,251,458
Liabilities:
  Accounts payable .........             --              --        4,676,596       4,699,749
                              -------------  --------------   --------------  --------------
  Net assets available
   for benefits ............  $  15,547,008  $    9,455,940   $1,001,993,860  $1,007,551,709
                              =============  ==============   ==============  ==============




              The accompanying notes are an integral part of these
                       consolidated financial statements.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

           CONSOLIDATED STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                              WITH FUND INFORMATION

                                AT JUNE 30, 1998


                                                          GENERAL AND SHORT-TERM
                                                             THRIFT TRUSTS
                                              -----------------------------------------
                                               Consolidated     Cash
                                               Natural Gas    (General
                                                 Company     Investments
                                                 Common       and Money        Funds
                                               Stock Fund    Market Funds)    Combined
                                              ------------   ------------   -----------

Assets:

   Cash ................................     $        --     $    44,595     $    44,595

   Consolidated Natural Gas Company
     common stock, at market ...........         189,519              --         189,519

   Temporary investments, at cost (which
   approximates market value) ..........              --       9,678,832       9,678,832

   Loans to participants ...............              --          12,665          12,665

   Interest receivable .................              --          68,326          68,326

   Employee contribution and loan
   repayment receivable ................              --         875,564         875,564
                                             -----------     -----------     -----------

                TOTAL ASSETS ...........         189,519      10,679,982      10,869,501

Liabilities:

   Accounts payable ....................              --          20,691          20,691
                                             -----------     -----------     -----------

   Net assets available for benefits ...     $   189,519     $10,659,291     $10,848,810
                                             ===========     ===========     ===========



              The accompanying notes are an integral part of these
                       consolidated financial statements.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

           CONSOLIDATED STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                              WITH FUND INFORMATION

                                AT JUNE 30, 1998



                                              Alternate and Long-Term Thrift Trusts
-------------------------------------------------------------------------------------------------------------------------------
                        Consolidated                                                     Fixed
                        Natural Gas        Dominion     Diversified                    Investment
                          Company         Resources        Equity         Cash         Stable Value
                        Common Stock     Incorporated       and         (General        and Fixed
                           and CNG         Common       Diversified    Investments     Investment      S&P 500     Small Stock
                         Stock Funds     Stock Fund        Funds          Fund)           Funds        Index Fund       Fund
                        -------------    -----------    -----------    -----------    ------------    ----------    ----------

Assets:
  Cash ................. $        --     $       --     $       57     $    58,345   $         33     $      --     $      --
  Consolidated Natural
   Gas Company common
   stock, at market ....  495,847,701            --             --             --              --            --            --
  Dominion Resources,
   Incorporated common
   stock, at market.....          --       2,143,253            --             --              --            --            --
  Common stock, at
   market value ........          --             --       57,588,263           --              --            --            --
  Temporary
   investments, at
   cost (which
   approximates market
   value)...............    4,445,235            --       2,156,888      2,560,000       1,745,280        71,425        46,400
  Insurance Company
   Contracts, at contract
   value (which approximates
   market value)........          --             --             --             --      286,745,749           --            --
  Registered
   Investment Company
   Holdings, at market..          --             --       2,927,983            --              --     39,069,739    20,885,211
  Common/Collective
   Trusts, at market....          --             --             --             --              --            --            --
  Loans to
   Participants ........          --             --             --             --              --            --            --
  Dividends and
   interest
   receivable ..........       11,172            --         446,789         27,464           5,806           --         35,777
  Receivable from
   sale of common
   stock ...............          --             --          18,673            --              --            --            --
  Employee contribution
   and loan repayment
   receivable ..........          --             --             448         64,530          75,886           --            --
  Interfund accounts -
   receivable/
   (payable) ...........     (559,359)      (153,494)        (3,611)     1,850,143      (1,025,642)          --            --
                         ------------     ----------    -----------    -----------    ------------   -----------   -----------
  TOTAL ASSETS .........  499,744,749      1,989,759     63,135,490      4,560,482     287,547,112    39,141,164    20,967,388

Liabilities:
  Accounts payable......          237            --       1,377,373      2,418,214             --        413,416        22,406
                         ------------     ----------    -----------    -----------    ------------   -----------   -----------
  Net assets available
   for benefits......... $499,744,512     $1,989,759    $61,758,117    $ 2,142,268    $287,547,112   $38,727,748   $20,944,982
                         ============     ==========    ===========    ===========    ============   ===========   ===========

                     The accompanying notes are an integral
                part of these consolidated financial statements.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

           CONSOLIDATED STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                              WITH FUND INFORMATION

                                AT JUNE 30, 1998



                                                 Alternate and Long-Term Thrift Trusts
----------------------------------------------------------------------------------------------------------------------------------
                                                     Conservative   Moderate     Growth                                    Total
                       International   Intermediate    Balanced     Balanced    Balanced   Participants'     Funds        for all
                        Equity Fund     Bond Fund        Fund         Fund        Fund       Loan Fund      Combined       Plans
                        -----------    -----------   ------------ -----------   --------   ------------     ---------   ------------

Assets:
  Cash .................$        --    $      --   $       --     $     --     $      --     $     --    $     58,435   $    103,030
  Consolidated Natural
   Gas Company common
   stock, at market.....         --           --           --           --            --           --     495,847,701    496,037,220
  Dominion Resources,
   Incorporated common
   stock, at market.....         --           --           --           --            --           --       2,143,253      2,143,253
  Common stock, at
   market value.........         --           --           --           --            --           --      57,588,263     57,588,263
  Temporary
   investments, at
   cost (which
   approximates market
   value)...............     29,162        8,675       69,240      103,760        32,829           --      11,268,894     20,947,726
  Insurance Company
   Contracts, at
   contract value
   (which approximates
   market value)........         --           --           --           --            --           --     286,745,749    286,745,749
  Registered
   Investment Company
   Holdings, at market.. 11,304,651    5,977,538           --           --            --           --      80,165,122     80,165,122
  Common/Collective
   Trusts, at market....         --           --    3,456,813   13,068,653    12,943,426           --      29,468,892     29,468,892
  Loans to
   Participants.........         --           --           --           --            --    9,732,552       9,732,552      9,745,217
  Dividends and
   interest
   receivable ..........         --       27,895           --           --            --           --         554,903        623,229
  Receivable from
   sale of common
   stock ...............         --           --           --           --            --           --          18,673         18,673
  Employee contribution
   and loan repayment
   receivable ..........         --           --           --           --            --      108,037         248,901      1,124,465
  Interfund accounts -
   receivable/
   (payable) ...........         --           --           --           --            --     (108,037)             --             --
                        -----------   ----------   ----------  -----------   -----------   ----------    ------------   ------------
  TOTAL ASSETS ......... 11,333,813    6,014,108    3,526,053   13,172,413    12,976,255    9,732,552     973,841,338    984,710,839
Liabilities:
  Accounts payable......     23,790           34       55,000        4,802        69,078           --       4,384,350      4,405,041
                        -----------   ----------   ----------  -----------   -----------   ----------    ------------   ------------
  Net assets available
   for benefits.........$11,310,023   $6,014,074   $3,471,053  $13,167,611   $12,907,177   $9,732,552    $969,456,988   $980,305,798
                        ===========   ==========   ==========  ===========   ===========   ==========    ============   ============



                     The accompanying notes are an integral
                part of these consolidated financial statements.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

            CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                       FOR BENEFITS WITH FUND INFORMATION

                            YEAR ENDED JUNE 30, 1999



                                                         GENERAL AND SHORT-TERM
                                                              THRIFT TRUSTS
                                                  --------------------------------------
                                                 Consolidated      Cash
                                                 Natural Gas    (General
                                                   Company     Investments
                                                   Common       and Money       Funds
                                                  Stock Fund   Market Funds)   Combined
                                                  ----------   -----------   ------------
ADDITIONS
Additions to net assets attributed to:
   Contributions ...........................   $         --    $ 13,891,033    $ 13,891,033
   Transfer from (to) Long-Term Thrift Trust         11,749         (53,841)        (42,092)
   Dividend income .........................             --           4,682           4,682
   Interest income .........................             --         534,968         534,968
   Net (depreciation) in fair
     value of investments ..................         (1,966)             --          (1,966)
                                               ------------    ------------    ------------

                   TOTAL ADDITIONS .........          9,783      14,376,842      14,386,625
                                               ------------    ------------    ------------
DEDUCTIONS
Deductions from net assets attributed to:
   Benefits paid to participants ...........         53,016      19,624,570      19,677,586
                                               ------------    ------------    ------------

                   TOTAL DEDUCTIONS ........         53,016      19,624,570      19,677,586
                                               ------------    ------------    ------------

   Net (decrease) ..........................        (43,233)     (5,247,728)     (5,290,961)

Net assets available for benefits:
   Beginning of year .......................        189,519      10,659,291      10,848,810
                                               ------------    ------------    ------------

   End of year .............................   $    146,286    $  5,411,563    $  5,557,849
                                               ============    ============    ============



              The accompanying notes are an integral part of these
                       consolidated financial statements.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

                CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS
                  AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                            YEAR ENDED JUNE 30, 1999


                      Alternate and Long-Term Thrift Trusts
-----------------------------------------------------------------------------------------------------------------------------------
                        Consolidated                                                     Fixed
                        Natural Gas        Dominion     Diversified                    Investment
                          Company          Resources      Equity          Cash        Stable Value
                        Common Stock     Incorporated      and          (General       and Fixed
                          and CNG          Common       Diversified    Investments     Investment      S&P 500     Small Stock
                         Stock Funds     Stock Fund        Funds          Fund)          Funds        Index Fund       Fund
                        -------------    -----------    -----------    -----------    ------------    ----------    ----------
ADDITIONS
Additions to net assets
attributed to:
Contributions              $8,060,725     $       --     $4,141,064       $173,058      $5,831,742     $4,815,506    $2,848,193
Transfers from
General and Short-Term
Thrift Trusts..........        42,092             --             --             --              --             --            --
Dividend Income:
  Consolidated Natural
   Gas Company
   common stock .......    14,320,763             --        113,164        123,108       1,747,812             --            --
  Other ...............       120,057             --        890,187          9,824              --        590,520       148,541
Interest income .......       225,070             --         99,616        107,113      18,083,554             --            --
Net appreciation
 (depreciation) in
 fair value of
 investments ..........    15,659,361        129,838     12,579,584             --              --      8,660,650       780,378
Interfund
 conversions - net ....   (15,646,079)      (188,010)       465,580      6,759,771      10,110,099      4,687,006    (3,113,973)
                         ------------    -----------    -----------    -----------    ------------    -----------   -----------
    TOTAL ADDITIONS ...    22,781,989        (58,172)    18,289,195      7,172,874      35,773,207     18,753,682       663,139
                         ------------    -----------    -----------    -----------    ------------    -----------   -----------

DEDUCTIONS
Deductions from net
 assets attributable to:
Benefits paid to
 participants .........    18,038,955         64,748      4,149,709      7,116,799      43,812,793      3,146,100     1,338,308
                         ------------    -----------    -----------    -----------    ------------    -----------   -----------
    TOTAL DEDUCTIONS ..    18,038,955         64,748      4,149,709      7,116,799      43,812,793      3,146,100     1,338,308
                         ------------    -----------    -----------    -----------    ------------    -----------   -----------

Net increase (decrease)     4,743,034       (122,920)    14,139,486         56,075      (8,039,586)    15,607,582      (675,169)

Net assets available
 for benefits:
   Beginning of year .... 499,744,512      1,989,759     61,758,117      2,142,268     287,547,112     38,727,748    20,944,982
                         ------------    -----------    -----------    -----------    ------------    -----------   -----------
   End of year ......... $504,487,546    $ 1,866,839    $75,897,603    $ 2,198,343    $279,507,526    $54,335,330   $20,269,813
                         ============    ===========    ===========    ===========    ============    ===========   ===========



                 The accompanying notes are an integral part of
                    these consolidated financial statements.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

     CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                             WITH FUND INFORMATION

                                AT JUNE 30, 1999





                                                 Alternate and Long-Term Thrift Trusts
------------------------------------------------------------------------------------------------------------------------------------
                                                   Conservative   Moderate    Growth     Participants'                   Total
                        International Intermediate   Balanced     Balanced   Balanced        Loan         Funds         for all
                         Equity Fund   Bond Fund       Fund         Fund       Fund          Fund       Combined         Plans
                        ------------- ------------ ------------ ----------- -----------  -------------  ---------    --------------
ADDITIONS
Additions to net
assets attributed to:
Contributions.......... $ 1,756,580   $  727,538   $  472,132  $ 1,834,445  $ 2,210,839  $      --   $   32,871,822  $   46,762,855
Transfers from General
and Short-Term Thrift
 Trust.................          --          --            --           --           --         --          42,092              --
Dividend Income:
  Consolidated Natural
   Gas Company
   common stock .......          --           --           --           --           --          --      16,304,847      16,309,529
  Other ...............          --      627,110           --           --           --          --       2,386,239       2,386,239
Interest income .......          --        2,088           --           --           --     737,777      19,255,218      19,790,186
Net appreciation
 (depreciation) in
 fair value of
 investments ..........     760,588     (438,826)     283,538    1,984,926    2,065,970          --      42,466,007      42,464,041
Interfund
 conversions - net ....  (1,237,627)     356,923     (472,732)      52,512   (1,196,511)   (576,959)             --             --
                        -----------   ----------   ----------  -----------  -----------  ----------  --------------  --------------
    TOTAL ADDITIONS ...   1,279,541    1,274,833      282,938    3,871,883    3,080,298     160,818     113,326,225     127,712,850
                        -----------   ----------   ----------  -----------  -----------  ----------  --------------  --------------

DEDUCTIONS
Deductions from net
 assets attributable to:
Benefits paid to
 participants .........     735,414      486,834      145,669      876,127      440,467     437,430      80,789,353     100,466,939
                        -----------   ----------   ----------  -----------  -----------  ----------  --------------  --------------
    TOTAL DEDUCTIONS ..     735,414      486,834      145,669      876,127      440,467     437,430      80,789,353     100,466,939
                        -----------   ----------   ----------  -----------  -----------  ----------  --------------  --------------

Net increase/(decrease)     544,127      787,999      137,269    2,995,756    2,639,831    (276,612)     32,536,872      27,245,911

Net assets available
 for benefits:
   Beginning of year ..  11,310,023    6,014,074    3,471,053   13,167,611   12,907,177   9,732,552     969,456,988     980,305,798
                        -----------   ----------   ----------  -----------  -----------  ----------  --------------  --------------
   End of year ........ $11,854,150   $6,802,073   $3,608,322  $16,163,367  $15,547,008  $9,455,940  $1,001,993,860  $1,007,551,709
                        ===========   ==========   ==========  ===========  ===========  ==========  ==============  ==============


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

            CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
                       FOR BENEFITS WITH FUND INFORMATION

                            YEAR ENDED JUNE 30, 1998



                                                         GENERAL AND SHORT-TERM
                                                              THRIFT TRUSTS
                                                 ---------------------------------------
                                                  Consolidated      Cash
                                                  Natural Gas     (General
                                                    Company      Investments
                                                    Common        and Money        Funds
                                                   Stock Fund    Market Funds)   Combined
                                                  -----------    ------------   -----------

ADDITIONS
Additions to net assets attributed to:
   Contributions...............................   $        --    $14,189,964    $14,189,964
   Transfer to Long-Term Thrift Trust .........      (288,716)          (266)      (288,982)
   Dividend income  ...........................            --         12,919         12,919
   Interest income  ...........................            --        565,203        565,203
   Net depreciation in fair value of
     investments...............................      (749,301)            --       (749,301)
                                                  -----------    -----------    -----------

                   TOTAL ADDITIONS  ...........    (1,038,017)    14,767,820     13,729,803
                                                  -----------    -----------    -----------
DEDUCTIONS
Deductions from net assets attributed to:
   Benefits paid to participants  .............        41,524     18,789,914     18,831,438
                                                  -----------    -----------    -----------

                   TOTAL DEDUCTIONS  ..........        41,524     18,789,914     18,831,438
                                                  -----------    -----------    -----------

   Net(decrease)  ...................              (1,079,541)    (4,022,094)    (5,101,635)
Net assets available for benefits:
   Beginning of year  .........................     1,269,060     14,681,385     15,950,445
                                                  -----------    -----------    -----------

   End of year  ...............................   $   189,519    $10,659,291    $10,848,810
                                                  ===========    ===========    ===========



                     The accompanying notes are an integral
                part of these consolidated financial statements.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS
                  AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                            YEAR ENDED JUNE 30, 1998


                      Alternate and Long-Term Thrift Trusts
-------------------------------------------------------------------------------------------------------------------------------
                          Consolidated                                                     Fixed
                         Natural Gas        Dominion     Diversified                    Investment
                           Company          Resources      Equity          Cash        Stable Value
                         Common Stock      Incorporated      and          (General       and Fixed
                          and CNG           Common       Diversified    Investments     Investment      S&P 500     Small Stock
                          Stock Funds      Stock Fund        Funds          Fund)          Funds       Index Fund       Fund
                        -------------     -----------    -----------    -----------    ------------    ----------   -----------

ADDITIONS
Additions to net assets
attributed to:
Contributions.........   $  8,297,684    $        --    $ 3,258,706    $   213,537    $  6,246,799    $ 3,335,313   $ 2,760,641
Transfer from General
 and Short-Term
 Thrift Trusts........        288,716             --             --            266              --             --            --
Dividend Income:
  Consolidated Natural
   Gas Company
   common stock .......    14,218,160             --         78,280        144,193       2,690,006             --            --
  Other ...............       147,815             --        819,383         17,989              --             --        35,274
Interest income .......       167,136             --        126,906        196,465      18,498,688             --            --
Net appreciation
 in fair value of
 investments ..........    43,696,992        251,228     13,346,613             --              --      7,033,390     2,754,105
Interfund
 conversions - net ....   (59,291,451)      (813,532)     5,837,262      6,988,174      21,431,362     13,117,829     4,794,356
                         ------------    -----------    -----------    -----------    ------------    -----------   -----------
    TOTAL ADDITIONS ...     7,525,052       (562,304)    23,467,150      7,560,624      48,866,855     23,486,532    10,344,376
                         ------------    -----------    -----------    -----------    ------------    -----------   -----------

DEDUCTIONS
Deductions from net
 assets attributed to:
Benefits paid to
 participants .........    15,874,497        149,288      3,062,638      9,796,975      44,279,851      1,662,758       932,495
                         ------------    -----------    -----------    -----------    ------------    -----------   -----------
    TOTAL DEDUCTIONS ..    15,874,497        149,288      3,062,638      9,796,975      44,279,851      1,662,758       932,495
                         ------------    -----------    -----------    -----------    ------------    -----------   -----------

Net increase/(decrease)    (8,349,445)      (711,592)    20,404,512     (2,236,351)      4,587,004     21,823,774     9,411,881

Net assets available
 for benefits:
   Beginning of year .    508,093,957      2,701,351     41,353,605      4,378,619     282,960,108     16,903,974    11,533,101
                         ------------    -----------    -----------    -----------    ------------    -----------   -----------
   End of year ........  $499,744,512    $ 1,989,759    $61,758,117    $ 2,142,268    $287,547,112    $38,727,748   $20,944,982
                         ============    ===========    ===========    ===========    ============    ===========   ===========



                 The accompanying notes are an integral part of
                    these consolidated financial statements.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS
                  AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                            YEAR ENDED JUNE 30, 1998

                                                 Alternate and Long-Term Thrift Trusts
------------------------------------------------------------------------------------------------------------------------------------
                                                      Conservative    Moderate      Growth      Participants'               Total
                        International  Intermediate     Balanced      Balanced     Balanced         Loan        Funds      for all
                         Equity Fund     Bond Fund        Fund          Fund         Fund           Fund      Combined      Plans
                        -------------  ------------   ------------   -----------  ------------  ------------- --------   -----------

ADDITIONS
Additions to net assets
attributed to:
Contributions..........  $  1,930,741  $   629,884  $   379,025   $ 1,621,418   $ 2,075,347  $        --  $ 30,749,095  $ 44,939,059
Transfer from General
 and Short-Term
 Thrift Trusts.........            --           --           --            --            --           --       288,982            --
Dividend Income:
  Consolidated Natural
   Gas Company
   common stock .......            --           --           --            --            --           --    17,130,639    17,143,558
  Other ...............            --            4           --            --            --           --     1,020,465     1,020,465
Interest income .......            --           --           --            --            --      730,585    19,719,780    20,284,983
Net appreciation
 in fair value of
 investments ..........       451,384      447,364      321,025     1,500,323     1,420,042           --    71,222,466    70,473,165
Interfund
 conversions - net ....       813,791    2,062,569      866,309     1,929,569     2,315,533      (51,771)           --            --
                         ------------  -----------  -----------  ------------   -----------  -----------  ------------  ------------
    TOTAL ADDITIONS ...     3,195,916    3,139,821    1,566,359     5,051,310     5,810,922      678,814   140,131,427   153,861,230
                         ------------  -----------  -----------  ------------   -----------  -----------  ------------  ------------

DEDUCTIONS
Deductions from net
 assets attributed to:
Benefits paid to
 participants .........       614,641      232,522      104,335       335,460       609,440      413,321    78,068,221    96,899,659
                         ------------  -----------  -----------   -----------   -----------  -----------  ------------   -----------
    TOTAL DEDUCTIONS ..       614,641      232,522      104,335       335,460       609,440      413,321    78,068,221    96,899,659
                         ------------  -----------  -----------   -----------   -----------  -----------  ------------   -----------

Net increase/(decrease)     2,581,275    2,907,299    1,462,024     4,715,850     5,201,482      265,493    62,063,206    56,961,571

Net assets available
 for benefits:
   Beginning of year ..     8,728,748    3,106,775    2,009,029     8,451,761     7,705,695    9,467,059   907,393,782   923,344,227
                         ------------  -----------  -----------   -----------   -----------  -----------  ------------  ------------
   End of year ........  $ 11,310,023  $ 6,014,074  $ 3,471,053   $13,167,611   $12,907,177  $ 9,732,552  $969,456,988  $980,305,798
                         ============  ===========  ===========   ===========   ===========  ===========  ============  ============


                    The accompanying notes are an integral part of
                       these consolidated financial statements.

            THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    Years Ended June 30, 1999 and 1998

NOTE 1 - BACKGROUND AND DESCRIPTION OF PLANS:

         The following description of the Thrift Plans of Consolidated Natural Gas Company and Its Participating Subsidiaries("Plans") provides only general information. Participants should refer to the Plans' Prospectuses and Summary Plan Descriptions for more complete descriptions of the Plans' provisions.

     All employee and employer contributions are made pursuant to the terms of the Plans and are held in funds administered by Trustees under four declarations of trust,i.e., the Alternate Thrift Trust, the General Thrift Trust, the Long-Term Thrift Trust and the Short-Term Thrift Trust, implementing the following Plans:

          1. System Thrift Plan of Consolidated Natural Gas Company and Its Participating Subsidiaries for Employees Who Are Not Represented by a Recognized Union ("System Thrift Plan")

          2. Thrift Plan of The East Ohio Gas Company for Employees Represented by The Natural Gas Workers Union, Local 555, SEIU, AFL-CIO ("East Ohio Union Thrift Plan")

          3. Thrift Plan of CNG Transmission Corporation and Hope Gas, Inc. for Employees Represented by the United Gas Workers Union, Local No. 69 - Division II, SEIU, AFL-CIO ("CNG Transmission and Hope Gas Union Thrift Plan")

          4. Thrift Plan of The Peoples Natural Gas Company for Employees Represented by the United Gas Workers Union, Local 69 - Division I, SEIU, AFL-CIO ("Peoples Union Thrift Plan")

          5. Thrift Plan of The River Gas Division of The East Ohio Gas Company for Employees Represented by the United Gas Workers Union, Local No. 69 - Division II, SEIU, AFL-CIO ("River Union Thrift Plan")

          6. Thrift Plan of Consolidated Natural Gas Service Company, Inc. for Employees of the Computer Operations Department Represented by The Natural Gas Workers Union, Local 555, SEIU, AFL-CIO ("Computer Operations Union Thrift Plan")

          7. Thrift Plan of The West Ohio Gas Division of The East Ohio Gas Company for Employees Represented by Local Union No. 308-C, The Utility Workers Union of America, AFL-CIO ("West Ohio Clerical Union Thrift Plan")

          8. Thrift Plan of The West Ohio Gas Division of The East Ohio Gas Company for Employees Represented by Local Union No. 308, The Utility Workers Union of America, AFL-CIO ("West Ohio Physical Union Thrift Plan")

          9. Virginia Natural Gas, Inc. Employee Savings Plan ("VNG Employee Savings Plan")

         10. Virginia Natural Gas, Inc. Hourly Savings Plan ("VNG Hourly Savings Plan")

The Plans are defined contribution plans. The participants in the Plans are eligible employees of Consolidated Natural Gas Company and its participating subsidiaries (the "Company"). Each employee is eligible to participate in his employer's thrift plan on an entirely voluntary basis. Participation by an employee becomes effective immediately upon completion and delivery to the employer of an authorization form furnished by the employer. The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

     Under the Plans, participants may elect to contribute not less than 2% nor more than 16% (15% for participants with thirty or more years of service and participants in the Peoples Union Thrift Plan) of their earnings each pay period, in increments of 1%. If the participant elects that his employer make pretax contributions on his behalf, such contributions cannot exceed 6% (10% for participants in the System Thrift Plan, The East Ohio Union Thrift Plan, the West Ohio Clerical Union Thrift Plan, the West Ohio Physical Union Thrift Plan, the VNG Employee Savings Plan and the VNG Hourly Savings Plan), in multiples of 1%, of his earnings each pay period subject to applicable Internal Revenue Code ("IRC") limitations.

     Participants immediately vest in their contributions and earnings thereon. Participants vest in the employer's matching contribution and related earnings

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND

                         ITS PARTICIPATING SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

                       Years Ended June 30, 1999 and 1998

based on years of continuous service and are fully vested after five years of credited service. The employer's matching contribution, except for the VNG Employee Savings Plan and the VNG Hourly Savings Plan ("VNG Plans"), ranges from 1% to 10% each pay period based upon the participant's contribution rate and length of service. Under the VNG Plans, the employer's matching contribution ranges from 1% to 3% each pay period based solely on the participant's contribution rate.

     In all plans except the VNG Plans, retired participants may elect to receive an amount equal to their vested Alternate/Long-Term Thrift Trust account balance either in a lump sum or in installments. For terminations other than retirements, participants can only receive their vested Alternate/Long- Term Thrift Trust account balance as a lump sum distribution. Upon termination, participants can only receive their General/Short-Term Thrift Trust account balance as a lump sum distribution. In the VNG Plans, participants can only elect to receive a lump sum distribution equal to their vested account balance.


     Alternate Thrift Trust

     All monies, except for monies attributable to the VNG Plans, are invested in any one or more of the following four options in multiples of 25% based on the investment elections of the participants: (1) Company common stock,(2) units of participation in a Diversified Fund composed of securities other than securities of the Company and entities primarily engaged in the natural gas business, (3) the Fixed Investment Fund and (4) the General Investments Fund.

     Under the VNG Hourly Savings Plan all monies are invested in any one or more of the following five options in 1% increments based on the investment elections of the participants: (1) Company common stock, (2) the Conservative Balanced Fund, (3) the Moderate Balanced Fund, (4) the Growth Balanced Fund and (5) the General Investments Fund. Participants may transfer funds among the investment options.

     Under the VNG Employee Savings Plan, all company matching contributions are invested in Company common stock. Employee contributions, both after-tax and elected pre-tax, are invested in either one or both of the following options in multiples of 50% based on the investment elections of the participants: (1) Company common stock and (2) the General Investments Fund.

     Participants may change their investment options at any time.

     Under the VNG Plans, prior to February 1, 1990, participants could elect to purchase shares of Dominion Resources, Incorporated ("DRI") common stock.

     The Company common stock investment option permits the participant to purchase shares of Company common stock continuously or from cash accumulated in his account. Dividends on Company common stock are credited to the participant's account and invested in accordance with the terms of the Plans. Dividends on DRI common stock are credited to the participant's account and invested in additional shares of Company common stock. Except under the VNG Plans, upon written request the participant may purchase all or any portion of Company common stock credited to his account at the then current market price and the cash proceeds of any such sale shall be credited by the Trustees to his account.

     Under the Diversified Fund investment option, the participant may purchase units of participation in the Diversified Fund continuously or from cash accumulated in his account at the then market value. Also, the participant may sell any units in his account at the month-end market value of net assets of the Diversified Fund.

     Cash deposited in the Fixed Investment Fund is invested in group annuity contracts with one or more insurance companies. Investments under the contracts mature at various intervals. The interest rates credited monthly to

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND

                         ITS PARTICIPATING SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

                   Years Ended June 30, 1999 and 1998

participants' accounts represent a composite of the income earned under the contracts with the insurance companies. The average yield and crediting interest rates for the fiscal years ended June 30, 1999 and 1998 were 6.5%, respectively.

     The Conservative Balanced Fund, the Moderate Balanced Fund and the Growth Balanced Fund are common/collective trusts designed to accomplish specific investment objectives. To accomplish this, each fund has a different diversified mix of stock, bond and short-term fixed income investments.

     Cash deposited, which is not invested in any of the other available investment options, is invested in the General Investments Fund. This fund invests in authorized securities and savings accounts. The earnings thereon are credited pro rata to participants' accounts at the end of each month.

     In addition, a participant, except for those participating in the VNG Employee Savings Plan, may convert funds from the above mentioned investment options to a loan account for the purpose of making a loan. A participant may borrow an amount not exceeding the lesser of three months base pay or 50% of the then current value of his vested account balance. If such amount exceeds $10,000, the amount of the loan can not exceed $50,000 reduced by the participant's highest outstanding loan balance over the previous twelve months. The loans are secured by the balance in the participant's account and bear interest at a fixed rate commensurate with local prevailing rates at the time the loans are made, as determined by the Trustees. For the plan years ended June 30, 1999 and 1998, the interest rate on loans was 8-1/2%. Loan repayments, including interest, are deposited in the participant's account and invested in accordance with the participant's then current investment elections.

     General Thrift Trust

     All monies received are invested in the General Investments Fund which invests in authorized securities and savings accounts. The earnings thereon are credited pro rata to participants' accounts at the end of each month. All or a portion of the participants' balance in the General Investments Fund, except earnings on contributions made after January 1, 1987, may be used to purchase Company common stock at the direction of the participants. Shares purchased prior to January 1,1982, are registered in the names of participants and are held by the Trustees. Dividends on pre-1982 shares are paid directly to the participant. Shares purchased subsequent to December 31, 1981 are registered in the name of the Trustees and credited to the participant's account. Dividends earned on such stock are deposited in participants' accounts and are subject to the withdrawal provisions of the General Thrift Trust.

     The withdrawal provision of the General Thrift Trust permits the participant to withdraw his contributions and earnings thereon, in cash and/or Company common stock, from his account. In addition, a participant may substitute cash for stock equal to the cost of Company common stock held for him by the Trustees.

     The VNG Plans do not participate in the General Thrift Trust.

     Long-Term Thrift Trust

     All monies received are invested in units of participation in any one or more of the following ten options in 1% increments based on the investment elections of the participants: (1) the CNG Stock Fund, (2) the Diversified Equity Fund, (3) the S&P 500 Index Fund, (4) the Small Stock Fund,(5) the International Equity Fund, (6) the Fixed Investment Stable Value Fund,(7) the Intermediate Bond Fund, (8) the Conservative Balanced Fund, (9) the Moderate Balanced Fund and (10) the Growth Balanced Fund.

         Participants may change their investment options at any time.

         In addition, a participant may convert funds from the above mentioned

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND

                         ITS PARTICIPATING SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

                  Years Ended June 30, 1999 and 1998

investment options to a loan account for the purpose of making a loan. A participant may borrow an amount not exceeding the lesser of three months base pay or 50% of the then current value of his vested account balance. If such amount exceeds $10,000, the amount of the loan can not exceed $50,000 reduced by the participant's highest outstanding loan balance over the previous twelve months. The loans are secured by the balance in the participant's account and bear interest at a fixed rate commensurate with local prevailing rates at the time the loans are made, as determined by the Trustees. For the plan years ended June 30, 1999 and 1998, the interest rate on loans was 8-1/2%.Loan repayments, including interest, are deposited in the participant's account and invested in accordance with the participant's then current investment elections.

     Each of the investment options is valued daily. Participants may transfer funds as often as daily among the investment options. Certain restrictions apply to the amount of funds which can be transferred from the CNG Stock Fund to other investment options.

     The CNG Stock Fund invests primarily in shares of Company common stock. Participants may purchase units of participation in the CNG Stock Fund continuously or from funds transferred from other investment options. Dividends on Company common stock held in the CNG Stock Fund are invested in additional units of the CNG Stock Fund and credited to participants' accounts.

     The Diversified Equity Fund is a commingled fund that invests primarily in the common stocks of large U.S. companies.

     The S&P 500 Index Fund is a fund of a registered investment company that invests proportionately in all or nearly all of the stocks that are included in the Standard & Poor's 500 Stock Index.

     The Small Stock Fund is a fund of a registered investment company that invests in stocks of small to mid-sized U.S. companies.

     The Fixed Investment Stable Value Fund invests in group annuity contracts with one or more insurance companies and other short-term fixed income securities. Investments under the contracts mature at various intervals. The interest rates credited daily to participants' accounts represent a composite of the income earned under the contracts with the insurance companies and the revenue earned from short-term fixed income securities. The average yield and crediting interest rates for the fiscal years ended June 30, 1999 and 1998 was 6.5%, respectively.

     The International Equity Fund is a fund of a registered investment company that invests in stocks of large non-U.S. companies.

     The Intermediate Bond Fund is a fund of a registered investment company that invests primarily in fixed income securities of various maturities such as obligations of the U.S. Government, corporate debt securities, mortgage and other asset-backed securities and money-market investments.

     The Conservative Balanced Fund, the Moderate Balanced Fund and the Growth Balanced Fund are common/collective trusts designed to accomplish specific investment objectives. To accomplish this, each fund has a different diversified mix of stock, bond and short-term fixed income investments.

     Short-Term Thrift Trust

     All monies received are invested in units of participation in the Money Market Fund. The Money Market Fund is a common/collective trust that invests primarily in U.S. Treasury Bills, U.S. Treasury Notes, corporate notes, commercial paper, floating rate notes and repurchase agreements.

     The withdrawal provision of the Trust permits the participant to withdraw his contributions and earnings thereon in cash from his account.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND

                         ITS PARTICIPATING SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)

                   Years Ended June 30, 1999 and 1998

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Significant accounting policies are described below.

Basis of Accounting

     The consolidated financial statements of the Plans are prepared on the accrual basis of accounting. Certain prior year amounts have been reclassified for comparative purposes.

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Investments

     Investments in securities are stated as follows:

          1. Company common stock is stated at quoted market value. Company common stock has been purchased for participants on the open market, directly from the Company and, in certain circumstances, as shares or fractional shares from terminating employees' Thrift Plan and Employee Stock Ownership Plan accounts and other stockholders. Such shares or fractional shares are allocated among the accounts of participants directing the Trustees to purchase Company common stock.

          2. DRI common stock, which is held for the account of individual participants in the VNG Employee Savings Plan and VNG Hourly Savings Plan, successors to the Virginia Power Employee Savings Plan and Virginia Power Hourly Savings Plan ("Predecessor Plans"), respectively, is stated at quoted market value. The Predecessor Plans were sponsored by Virginia Electric & Power Company, a subsidiary of DRI.

          3. Securities, registered investment company holdings, and other investments are stated at quoted market value. Common/collective trusts are stated at fair value based on the net asset values of the underlying securities. Temporary investments are stated at cost which approximates market value.

          4. The Fixed Investment and Fixed Investment Stable Value Funds are stated at contract value. Contract value represents contributions and income earned in the fund, less withdrawals. The fair market value of the contracts approximates the contract value.

     Dividends received on all shares of Company common stock held in the Alternate Thrift Trust, except for the VNG Plans, are invested in accordance with the participant's current investment election under the terms of the Plans. However, if any portion of a participant's investment is directed to the purchase of Company common stock, all dividends on Company common stock are invested in such stock. Under the VNG Plans, all dividends on Company common stock are reinvested in such stock. Dividends received on all shares of DRI common stock are invested in additional shares of Company common stock. Dividends received on all shares of Company common stock held in the Long-Term

Thrift Trust are reinvested in additional units in the CNG Stock Fund.

     Diversified Fund Units of the Alternate Thrift Trust are prorated to participants on the basis of unit cost calculated at the end of each month. Diversified Equity Fund Units of the Long-Term Thrift Trust are prorated to participants based on the unit value calculated at the end of each day.

     Purchases and sales of investments are recorded on a trade-date basis. Realized gains and losses on the sale of investments are determined using the average cost method.

     Net appreciation (depreciation) in fair value of investments includes both realized and unrealized gains (losses).

     Participants in the System Thrift Plan, the East Ohio Union Thrift Plan, the West Ohio Clerical Union Thrift Plan and the West Ohio Physical Union Thrift Plan bear the investment management, marketing, transfer agent and administrative expenses for each investment option except for expenses in connection with the Fixed Investment Stable Value Fund, which are borne by the Company. Investment management, marketing, transfer agent and administrative expenses for the Conservative Balanced Fund, the Moderate Balanced Fund and the Growth Balanced Fund investment options under the VNG Hourly Savings Plan are borne by the participants investing in these options. Participating employers bear all other administrative expenses of the Plans and of the General, Alternate, Short-Term and Long-Term Thrift Trusts ("Trusts"). Brokerage and similar charges are included in the participants transaction costs.

     The Trusts are maintained in accordance with the Plans to provide for the custody and investment of employee and employer contributions. They are administered by individual trustees (the "Trustees") who are appointed by and serve at the pleasure of the Company for a term of three years. The Trustees are employed by and are officers of various subsidiaries of the Company. The Trustees serve without compensation from the Plans or Trusts.

         Benefits are recorded when paid.

FORFEITURES

     At June 30, 1999 and 1998, forfeited nonvested accounts totaled $285,034 and $488,959, respectively. These accounts will be used to reduce future employer contributions. Also, for the year ended June 30, 1999, employer contributions were reduced by $494,238 from forfeited nonvested accounts.

NOTE 3 - MERGER OF THE COMPANY AND DRI:

         On February 22, 1999, the Company and DRI announced that a definitive merger agreement was approved by the boards of directors of both companies. On May 11, 1999, the Company announced that the Board of Directors had unanimously approved an Amended and Restated Agreement and Plan of Merger with DRI.

         The shareholders of both the Company and DRI and all applicable state regulatory commissions and federal regulatory agencies have approved the merger. Certain of these approvals occurred subsequent to June 30, 1999. The merger transaction is conditioned, among other things, upon the opinions of counsel on the tax-free nature of the stock portion of the transaction.

NOTE 4 - CONTRIBUTIONS:

Contributions included in the Consolidated Statement of Changes in Net Assets Available for Benefits with Fund Information consist of the following:

                                                  Year ended June 30, 1999
                                  ---------------------------------------------------------
                                  General and Short-   Alternate and Long-
                                  Term Thrift Trusts   Term Thrift Trusts          Total
                                  ------------------   -------------------         -----
From participating employees          $13,891,033          $14,675,418          $28,566,451
From participating employers                 --             17,100,182           17,100,182
Rollovers from other qualified
  employee benefit plans                     --              1,096,222            1,096,222
                                      -----------          -----------          -----------

Total                                 $13,891,033          $32,871,822          $46,762,855
                                      ===========          ===========          ===========

                                                  Year ended June 30, 1998
                                  ---------------------------------------------------------
                                  General and Short-    Alternate and Long-
                                  Term Thrift Trusts    Term Thrift Trusts         Total
                                  ------------------    -------------------        -----
From participating employees          $14,189,964          $13,642,974          $27,832,938
From participating employers                 --             16,402,374           16,402,374
Rollovers from other qualified
  employee benefit plans                     --                703,747              703,747
                                      -----------          -----------          -----------

Total                                 $14,189,964          $30,749,095          $44,939,059
                                      ===========          ===========          ===========


NOTE 5- TAX STATUS OF THE PLANS:

          The Internal Revenue Service has determined that the Plans and related Trusts are designed in accordance with the applicable sections of the Internal Revenue Code (IRC) and has informed the sponsoring companies of the Plans accordingly by letters dated October 12, 1995, October 18, 1995, October 31, 1995, November 1, 1995, November 3, 1995 and May 5, 1996. The Plans have been amended since receiving the determination letters. However, the Plans' administrator and tax counsel believe that the Plans are designed and are currently being operated in compliance with the applicable requirements of the IRC.

NOTE 6- UNITS OF PARTICIPATION AND RELATED UNIT VALUE:

     The number of units and unit value of funds held by Diversified Equity and Diversified Funds and common/collective trusts are as follows:


                                      June 30, 1999               June 30, 1998
                                 ----------------------      ----------------------
                                 Units       Unit Value      Units       Unit Value
                                 -----       ----------      -----       ----------
Diversified Equity and
Diversified Funds               252,978      $   295.99     246,760      $   245.24

Common/Collective Trusts:
Conservative Balanced Fund      208,817      $    17.26     217,000      $    15.93
Moderate Balanced Fund          769,153      $    20.97     712,576      $    18.34
Growth Balanced Fund            687,987      $    22.54     667,531      $    19.39

NOTE 7- PLAN AMENDMENTS:

         The following changes were made to the East Ohio Union Thrift Plan effective January 1, 1998, and effective November 1, 1998 to the West Ohio Clerical Union Thrift Plan and the West Ohio Physical Union Thrift Plan:

                  1. Funds in the Alternate Thrift Trust were transferred to the Long- Term Thrift Trust, while funds in the General Thrift Trust were transferred to the Short-Term Thrift Trust.

                  2. The Long-Term Thrift Trust offers ten investment choices: five stock funds, two fixed income funds and three balanced funds. The Consolidated Natural Gas Company Common Stock Fund and the Fixed Investment Fund continue to be options but were redesignated the CNG Stock Fund and Fixed Investment Stable Value Fund, respectively.

                  3. Contributions can be invested in any one or more of the ten investment options in increments of 1%.

                  4. The General Investments Fund under the Alternate Thrift Trust was eliminated. Participants with balances in this Fund were required to reinvest such amounts in the investment options available at that time.

                  5. Investment options are valued daily and transfers among options are permitted daily.

                  6. Participants pay investment management, marketing, transfer agent and administrative expenses for each investment option, except the Fixed Investment Stable Value Fund.


                  7. Participants pay a $25 loan origination fee.

                  8. Participants are able to gradually transfer balances in the CNG Stock Fund to any of the other available investment options.

                  9. Participants are permitted to contribute up to 10% of their regular earnings on a pretax basis, subject to applicable IRC limitations.

         The following changes were made to the VNG Hourly Savings Plan effective January 1, 1998:

                  1. The Plan offers five investment choices: one stock fund, one fixed income fund and three balanced funds. The Consolidated Natural Gas Company Common Stock Fund and the General Investments Fund continue to be options.

                  2. Contributions can be invested in any one or more of the five investment options in increments of 1%.

                  3. Transfer among the investment options is permitted monthly.

                  4. There are no age or service requirements for participation.

                  5. Loans are permitted under the plan and participants pay a $25 loan origination fee.

                  6. Participants pay investment management, marketing, transfer agent and administrative expenses for each of the three balanced funds.

NOTE 8- TRANSACTIONS WITH PARTIES-IN-INTEREST:

     Shares of Company common stock may be purchased directly from the Company or on the open market. During the fiscal year ended June 30, 1999, a total of 35,555 shares at a cost of $1,847,484 were purchased on the open market and 63,500 shares at a market value of $3,859,837 were sold. During the fiscal year ended June 30, 1998, a total of 20,000 shares at a cost of $1,115,850 were purchased on the open market and 974 shares at a cost of $57,082 were purchased directly from the Company at the prevailing market price.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

                  NOTES TO FINANCIAL STATEMENTS - (CONTINUED)

                    Years Ended June 30, 1999 and 1998

NOTE 9- PLAN TERMINATION:

     Although it has not expressed any intent to do so, the Company has the right under the Plans to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and any applicable collective bargaining agreements. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 10- BENEFIT OBLIGATIONS:

     Benefit obligations being processed for distribution to persons who have withdrawn from participation in the Plans are as follows:

                                                     GENERAL AND SHORT-TERM TRUSTS
                                                     ------------------------------
                                                     JUNE 30, 1999    JUNE 30, 1998
                                                     -------------    -------------
Consolidated Natural Gas Company

  Common Stock Fund ..........................           $ --             $ --
Cash (General Investments and
  Money Market Funds) ........................            2,300              982
                                                         ------           ------
        Funds Combined .......................           $2,300           $  982
                                                         ======           ======

                                                   ALTERNATE AND LONG-TERM TRUSTS
                                                   -------------------------------
                                                   JUNE 30, 1999     JUNE 30, 1998
                                                   -------------     -------------
Consolidated Natural Gas
  Company Common Stock and
  CNG Stock Funds ..........................          $266,931          $212,399
Diversified Equity and
  Diversified Funds ........................           229,684             8,926
Cash (General Investments Fund) ............            69,657           183,258
Fixed Investment Stable Value and
  Fixed Investment Funds ...................              --             468,452
Participants' Loan Fund ....................             5,817              --
S&P 500 Index Fund .........................           121,055                15
Small Stock Fund ...........................            44,823                21
International Equity Fund ..................            37,460             4,630
Intermediate Bond Fund .....................              --                --
Conservative Balanced Fund .................              --                  14
Moderate Balanced Fund .....................              --                --
Growth Balanced Fund .......................              --               6,940
                                                      --------          --------
      Funds Combined .......................          $775,427          $884,655
                                                      ========          ========

                                                          TOTAL FOR ALL PLANS
                                                   -------------------------------
                                                   JUNE 30, 1999     JUNE 30, 1998
                                                   -------------     -------------
Consolidated Natural Gas
  Company Common Stock and
  CNG Stock Funds ..........................          $266,931          $212,399
Diversified Equity and
  Diversified Funds ........................           229,684             8,926
Cash (General Investments and
    Money Market Funds) ....................            71,957           184,240
Fixed Investment Stable Value and
  Fixed Investment Funds ...................              --             468,452
Participants' Loan Fund ....................             5,817              --
S&P 500 Index Fund .........................           121,055                15
Small Stock Fund ...........................            44,823                21
International Equity Fund ..................            37,460             4,630
Intermediate Bond Fund .....................              --                --
Conservative Balanced Fund .................              --                  14
Moderate Balanced Fund .....................              --                --
Growth Balanced Fund .......................              --               6,940
                                                      --------          --------
      Total for all Plans ..................          $777,727          $885,637
                                                      ========          ========


NOTE 11- INVESTMENTS:

                  The following investments represent 5% or more of the combined Plans' net assets available for benefits:

                                               JUNE 30, 1999        JUNE 30, 1998
                                               -------------        -------------
Corporation Common Stock Fund ........         $495,686,760         $496,037,220
Barclays Global Investors
  S & P 500 Stock Fund ...............           54,292,931                 --

Insurance Company Contracts:
     Aetna Life Insurance
     Company #010463 .................           79,377,557           90,614,143
     Connecticut General Life
     Insurance Company #16355 ........           63,414,354           59,305,326
     Metropolitan Life
     Insurance Company ...............           51,291,801                 --


NOTE 12- SUBSEQUENT EVENTS:

         The following changes were made effective July 1, 1999 to the CNG Transmission and Hope Gas Union Thrift Plan, the Peoples Union Thrift Plan, the River Union Thrift Plan and the Computer Operations Union Thrift Plan:

                  1. Funds in the Alternate Thrift Trust were transferred to the Long-Term Thrift Trust, while funds in the General Thrift Trust will be transferred to the Short-Term Thrift Trust.

                  2. The Long-Term Thrift Trust will offer ten investment choices: five stock funds, two fixed income funds and three balanced funds. The Consolidated Natural Gas Company Common Stock Fund and the Fixed Investment Fund will continue to be options but will be redesignated as the CNG Stock Fund and Fixed Investment Stable Value Fund, respectively.

                  3. Contributions can be invested in any one or more of the ten investment options in increments of 1%.

                  4. The General Investments Fund under the Alternate Thrift Trust will be eliminated. Participants with balances in this Fund will be required to reinvest such amounts in the investment options available at that time.

                  5. Investment options will be valued daily and transfers among options will be permitted daily.


                  6. Participants will pay investment management, marketing, transfer agent and administrative expenses for each investment option, except the Fixed Investment Stable Value Fund.

                  7. Participants will pay a $25 loan origination fee.

                  8. Participants will be able to gradually transfer their balances in the CNG Stock Fund to any of the other available investment options.

                  9. Participants will be permitted to contribute up to 10% of their regular earnings on a pretax basis, subject to applicable IRC limitations.

         The following changes were made effective July 1, 1999 to the VNG
Plans:


                  1. Funds in the Alternate Thrift Trust were transferred to the Long- Term Thrift Trust.

                  2. Participants became eligible to contribute to the Short-Term Thrift Trust Money Market Fund.

                  3. The Long-Term Thrift Trust began to offer ten investment choices: five stock funds, two fixed income funds and three balanced funds. The Consolidated Natural Gas Company Common Stock Fund and the Fixed Investment Fund continued to be options but were redesignated as the CNG Stock Fund and Fixed Investment Stable Value Fund, respectively.

                  4. Contributions could be invested in any one or more of the ten investment options in increments of 1%.

                  5. The General Investments Fund under the Alternate Thrift Trust was eliminated. Participants with balances in this Fund were required to reinvest such amounts in the investment options available at that time.

                  6. Investment options began to be valued daily and transfers among options began to be permitted daily.

                  7. Participants began to pay investment management, marketing, transfer agent and administrative expenses for each investment option, except the Fixed Investment Stable Value Fund.

                  8. Participants could gradually transfer their balances in the CNG Stock Fund to any of the other available investment options.


         Also effective July 1, 1999, the valuation and recordkeeping functions previously administered by Towers Perrin were transferred to Dreyfus Retirement Services on behalf of the following:

                  1. The VNG Plans; and

                  2. Investments in the Alternate and General Thrift Trusts for the River Union Thrift Plan, Computer Operations Union Thrift Plan, Peoples Union Thrift Plan and the CNG Transmission and Hope Gas Union Thrift Plan.

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

                             ADDITIONAL INFORMATION

           SCHEDULE I-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                  JUNE 30, 1999



                                                                                 SHARES, UNITS
                                                         DESCRIPTION               PRINCIPAL         COST OF          CURRENT
           IDENTITY OF ISSUE                            OF INVESTMENT                AMOUNT           ASSET            VALUE
           -----------------                            -------------                ------           -----            -----
GENERAL AND SHORT-TERM THRIFT TRUSTS

Consolidated Natural Gas Company Stock*     Company Common Stock                       2,408      $    84,847      $    146,286

Mellon Bank, N.A. *                         EB Temporary Investment Fund           4,439,737        4,439,737         4,439,737

American Express Credit Corporation         Dated 4/12/99, 4.80%, due 7/1/99         100,000          100,000           100,000
American Express Credit Corporation         Dated 5/21/99, 4.77%, due 7/1/99         150,000          150,000           150,000
American Express Credit Corporation         Dated 5/25/99, 4.80%, due 7/1/99         100,000          100,000           100,000

Prudential Funding Corporation Notes        Dated 4/20/99, 4.78%, due 7/1/99         100,000          100,000           100,000

Loan Fund                                   Participant Loans, Interest 8.5%                           12,665            12,665

* Party-in interest


              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

                             ADDITIONAL INFORMATION

           SCHEDULE I-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   (CONTINUED)

                                  JUNE 30, 1999

                                                                                   SHARES, UNITS
                                                        DESCRIPTION                  PRINCIPAL        COST OF           CURRENT
                   IDENTITY OF ISSUE                   OF INVESTMENT                   AMOUNT          ASSET             VALUE
                   -----------------                   -------------                   ------          -----             -----
ALTERNATE AND LONG-TERM THRIFT TRUSTS


Consolidated Natural Gas Company Stock*          Company Common Stock                  8,157,045  $  304,905,268   $   495,540,474

Dominion Resources, Inc.                         Common Stock                             43,348       1,083,410         1,877,517

Abbott Laboratories                              Common Stock                             10,400         376,700           473,162
AK Steel Holding Corporation                     Common Stock                              7,000         184,552           157,500
Alaska Air Group Inc.                            Common Stock                              3,400         169,744           141,950
Albertson's,  Inc.                               Common Stock                              4,900         256,961           252,656
Allstate Corp.                                   Common Stock                             14,400         681,466           516,600
ALZA Corp.                                       Common Stock                                900          37,106            45,787
Ameren Corp.                                     Common Stock                              9,800         383,642           376,075
America Online, Inc.                             Common Stock                              6,300         827,608           695,900
American Greetings Corp.                         Common Stock                              5,200         132,704           156,650
American Home Products Corp.                     Common Stock                                500          27,421            28,688
American International Group Inc.                Common Stock                              5,630         253,143           659,174
Ameritech Corp.                                  Common Stock                             10,000         637,455           735,000
Amgen Inc.                                       Common Stock                              1,200          33,520            73,050
AmSouth Bancorporation                           Common Stock                              3,600         111,917            83,475
Anheuser Busch Cos, Inc.                         Common Stock                              8,975         685,662           636,664
Applied Materials, Inc.                          Common Stock                              5,400         292,982           398,925
Associates First Capital Corp.                   Common Stock                              9,582         240,745           424,553
AT&T  Corp.                                      Common Stock                             19,650         818,361         1,096,715
Avon Products Inc.                               Common Stock                              4,900         192,283           271,950
Bank of America Corp.                            Common Stock                              7,900         438,587           579,169
Bank of New York Inc.                            Common Stock                              7,400         156,688           271,488
Bank One Corp.                                   Common Stock                             11,800         687,295           702,837
Bell Atlantic Corp.                              Common Stock                              9,600         425,371           627,600
BellSouth Corp.                                  Common Stock                             12,900         334,056           604,312
Black & Decker Corp.                             Common Stock                              6,700         377,056           422,937
Borg- Warner Automotive, Inc.                    Common Stock                              4,900         271,654           269,500
Bristol- Myers Squibb Co.                        Common Stock                             12,500         391,545           880,469
British Petroleum  PLC                           ADR                                       4,800         368,277           520,800
Burlington Northern Santa Fe Corp.               Common Stock                             16,900         547,514           523,900
Cadence Design System Inc.                       Common Stock                             10,200         283,265           130,000
Cardinal Health Inc.                             Common Stock                             16,225         866,900         1,040,428
CBS Corp.                                        Common Stock                             26,200       1,189,895         1,138,200
Centex Corp.                                     Common Stock                              3,600         139,485           135,225
Chase Manhattan Corp.                            Common Stock                              5,300         408,704           459,075
Circuit City Group                               Common Stock                                300          16,738            27,900
Cisco Systems Inc.                               Common Stock                             25,300       1,050,985         1,627,419
Citigroup Inc.                                   Common Stock                             52,800       1,909,341         2,508,000
Clear Channel Communications, Inc.               Common Stock                                625          39,085            43,086
Coca-Cola Co.                                    Common Stock                                500          29,636            31,000
Coca-Cola Enterprises, Inc.                      Common Stock                              1,500          32,157            44,625
Colgate-Palmolive Co.                            Common Stock                              2,400         177,824           236,900
Comerica Inc.                                    Common Stock                              9,500         588,678           564,657
Computer Associates Int'l Inc.                   Common Stock                              5,700         224,918           313,450
Conoco, Inc.                                     Common Stock                              1,000          28,247            27,875
Costco Cos, Inc.                                 Common Stock                                300          18,166            24,019
Dana Corp.                                       Common Stock                              2,200          70,421           101,337
Dayton Hudson Corp.                              Common Stock                              5,475         175,699           355,875
Dell Computer Corp.                              Common Stock                             10,700         329,094           395,900

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

                             ADDITIONAL INFORMATION

           SCHEDULE I-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   (CONTINUED)

                                  JUNE 30, 1999

                                                                                   SHARES, UNITS
                                                        DESCRIPTION                  PRINCIPAL        COST OF           CURRENT
                   IDENTITY OF ISSUE                   OF INVESTMENT                   AMOUNT          ASSET             VALUE
                   -----------------                   -------------                   ------          -----             -----
Dial Corp.                                       Common Stock                              7,000         121,894           260,312
Dominion Resources Inc.                          Common Stock                              7,500         294,405           324,844
El Paso Energy Corp.                             Common Stock                              4,000         120,421           140,750
EMC Corp.                                        Common Stock                              6,600         344,433           363,000
Enron Corp.                                      Common Stock                                800          51,977            65,400
Equitable Cos Inc.                               Common Stock                              3,800         252,308           254,600
Ericsson L M Tel Co.                             ADR                                       1,000          30,989            32,937
Exxon Corp.                                      Common Stock                              7,800         626,820           601,574
Federal National Mortgage Association            Common Stock                             14,200         808,840           970,788
First Tennessee National Corp.                   Common Stock                              8,100         298,002           310,332
First Union Corp.                                Common Stock                             12,900         719,184           606,350
Firstar Corporation                              Common Stock                                600          17,865            16,800
Florida Progress Corp.                           Common Stock                             11,400         464,615           470,962
Flowers Industries Inc.                          Common Stock                             13,100         282,044           284,106
Ford Motor Co.                                   Common Stock                             13,800         406,174           778,838
FPL Group Inc.                                   Common Stock                              5,200         300,052           284,050
General Electric Co.                             Common Stock                             22,100         814,723         2,497,300
Gillette Co.                                     Common Stock                                450          21,546            18,450
Glaxo Wellcome PLC                               ADR                                       3,800         135,570           215,175
Global TeleSystems Group, Inc.                   Common Stock                                200          11,500            16,200
Goodrich (B.F.)                                  Common Stock                             12,600         503,339           535,500
Grace (W R) & Co.                                Common Stock                              9,000         155,725           165,625
GTE Corp.                                        Common Stock                             12,300         637,500           931,550
Guidant Corp.                                    Common Stock                              2,600          87,562           133,706
Hartford Financial Services Group, Inc.          Common Stock                             17,000         734,615           991,312
Hartford Life Inc.                               Common Stock                              2,100         111,326           110,513
Healthsouth Corp.                                Common Stock                             39,800         556,458           594,419
Heinz (H.J.) Co.                                 Common Stock                              6,400         347,205           320,801
Hewlett-Packard Co.                              Common Stock                              1,700         114,093           170,850
Home Depot Inc.                                  Common Stock                             17,700         341,290         1,140,544
Honeywell,  Inc.                                 Common Stock                              4,500         318,616           521,437
Host Marriott Corp.                              Common Stock                              1,100          11,820            13,063
Ingersoll Rand Co.                               Common Stock                              6,900         326,271           445,912
Intel Corp.                                      Common Stock                             30,350       1,437,008         1,805,825
International Business Machines Corp.            Common Stock                             13,100         671,077         1,693,175
Johnson & Johnson                                Common Stock                              1,475          96,627           144,550
Kansas City So. Ind.  Inc.                       Common Stock                              2,800         146,034           178,675
Lear Corp.                                       Common Stock                              9,500         425,484           472,625
Lilly (Eli) & Co.                                Common Stock                              5,100         358,218           365,288
Lincare Holdings Inc.                            Common Stock                              5,400         207,729           135,000
Lincoln National Corp.                           Common Stock                              5,200         249,277           272,026
Lowe's Companies Inc.                            Common Stock                              7,500         152,020           425,156
Lucent Technologies Inc.                         Common Stock                             22,202         617,191         1,497,247
Marsh & McLennan Companies Inc.                  Common Stock                             12,850         400,992           970,278
Masco Corp.                                      Common Stock                              9,700         236,094           280,088
MBNA Corp.                                       Common Stock                             15,700         418,487           480,812
McDonald's Corp.                                 Common Stock                                750          33,463            30,844
MCI WorldCom Inc.                                Common Stock                             19,600         912,900         1,686,825
Merck & Co. Inc.                                 Common Stock                             15,200         840,457         1,124,425
Microsoft Corp.                                  Common Stock                             37,800       1,361,199         3,409,087
Mobil Corp.                                      Common Stock                              4,400         327,768           435,550
Montana Power Co.                                Common Stock                              1,800          48,079           126,900
Motorola,  Inc.                                  Common Stock                              2,300         179,001           217,925
Mylan Labs Inc.                                  Common Stock                             13,500         358,235           357,750
National Service Industries Inc.                 Common Stock                              6,000         305,430           216,000
Network Appliance Inc.                           Common Stock                              2,900         129,288           162,037

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

                             ADDITIONAL INFORMATION

           SCHEDULE I-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   (CONTINUED)

                                  JUNE 30, 1999

                                                                                   SHARES, UNITS
                                                        DESCRIPTION                  PRINCIPAL        COST OF           CURRENT
                   IDENTITY OF ISSUE                   OF INVESTMENT                   AMOUNT          ASSET             VALUE
                   -----------------                   -------------                   ------          -----             -----
New Century Energies Inc.                        Common Stock                              7,900         387,466          306,619
NEXTEL Communications Inc.                       Common Stock                                600          11,111           30,112
NIKE,  Inc.                                      Common Stock                                500          25,507           31,688
Nokia Corp.                                      ADR                                         700           9,144           64,094
Nortel Networks Corp.                            Common Stock                              5,600         234,149          486,150
Ogden Corp.                                      Common Stock                                200           5,723            5,387
Omnicare,  Inc.                                  Common Stock                             12,500         250,047          157,812
Outback Steakhouse Inc.                          Common Stock                              3,100         114,731          121,868
PE Corp - Celera Genomics Group                  Common Stock                              1,250          26,184           20,234
PE Corp - PE Biosystems Group                    Common Stock                              2,500         255,333          286,875
Pfizer, Inc.                                     Common Stock                              5,300         465,909          581,225
Philip Morris Companies Inc.                     Common Stock                             23,500         810,359          944,406
Precision Castparts Corp.                        Common Stock                                100           5,677            4,250
Procter & Gamble Co.                             Common Stock                              8,625         721,392          769,781
Quaker Oats Co.                                  Common Stock                              4,600         244,477          305,325
QUALCOMM  Inc.                                   Common Stock                                200          13,581           28,700
Raytheon Co.                                     Common Stock                                200          13,513           14,100
Reliant Energy Inc.                              Common Stock                              4,500         128,872          124,312
Reynolds & Reynolds                              Common Stock                              6,700         147,680          156,194
Royal Dutch Petroleum Co.                        ADR                                      11,500         647,940          692,875
Ryder System Inc.                                Common Stock                              5,300         170,869          137,725
SBC Communications Inc.                          Common Stock                              7,700         310,167          446,600
Schering-Plough Corp.                            Common Stock                             13,800         480,679          731,200
Schlumberger Limited                             Common Stock                                200          11,715           12,737
Sempra Energy                                    Common Stock                             18,300         376,269          414,038
Smurfit-Stone Container Corp.                    Common Stock                              7,400          97,675          152,163
Sprint Corporation                               Common Stock                              2,600         139,057          137,350
STMicroelectronics N.V.                          Common Stock                                175          11,396           12,130
Sunoco  Inc.                                     Common Stock                              6,600         275,704          199,237
Tandy Corp.                                      Common Stock                             11,000         217,746          537,625
Tellabs, Inc.                                    Common Stock                              9,400         370,278          635,087
Teradyne Inc.                                    Common Stock                              8,000         406,652          574,000
Texas Instruments, Inc.                          Common Stock                              2,375         225,308          344,000
Textron,  Inc.                                   Common Stock                              4,200         246,161          345,713
Thomas & Betts Corp. (Tenn)                      Common Stock                                100           4,252            4,725
Time Warner Inc.                                 Common Stock                              8,300         569,825          609,350
Tommy Hilfiger Corp.                             Common Stock                              7,200         340,911          529,150
Travelers Property Casualty Corporation          Common Stock                              5,600         246,680          219,101
Tricon Global Restaurants, Inc.                  Common Stock                              3,300         157,696          178,613
Tyco International Ltd.                          Common Stock                             17,100         971,287        1,620,225
US Airways Group, Inc.                           Common Stock                                100           7,551            4,356
UAL Corp.                                        Common Stock                              5,800         492,616          376,925
United Technologies Corp.                        Common Stock                             24,938         921,794        1,788,100
UST Inc.                                         Common Stock                              3,600         113,083          105,313
Viacom Inc.                                      Common Stock                             12,600         398,741          554,400
Viad Corp.                                       Common Stock                              5,200         171,554          160,876
Wal-Mart Stores Inc.                             Common Stock                             23,700         736,719        1,143,525
Warner-Lambert Co.                               Common Stock                              3,650         239,106          252,982
Waste Management, Inc.                           Common Stock                              9,175         427,506          493,156
Wells Fargo & Co.                                Common Stock                             19,700         724,656          842,175
Xilinx  Inc.                                     Common Stock                                300          14,481           17,175
XL Capital Limited                               ADR                                         100           5,811            5,650

The Chase Manhattan Bank,  N. A.                 EOD Liquidity Fund                      215,090         215,090          215,090

Aetna Life Insurance Company                     General Asset/Separate Accounts      79,377,557      79,377,557       79,377,557

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

                             ADDITIONAL INFORMATION

           SCHEDULE I-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                   (CONTINUED)

                                  JUNE 30, 1999

                                                                                   SHARES, UNITS
                                                        DESCRIPTION                  PRINCIPAL        COST OF           CURRENT
                   IDENTITY OF ISSUE                   OF INVESTMENT                   AMOUNT          ASSET             VALUE
                   -----------------                   -------------                   ------          -----             -----
Connecticut General Life Insurance Company       General Asset Account                63,414,354      63,414,354        63,414,354
Continental Assurance Company                    Separate Account                     44,783,192      44,783,192        44,783,192
John Hancock Mutual Life Insurance Company       General Asset Account                38,767,686      38,767,686        38,767,686
Pacific Mutual Life Insurance Company            Separate Account                      2,203,162       2,203,162         2,203,162
Metropolitan Life Insurance Company              Separate Account                     51,291,801      51,291,801        51,291,801


Mellon Bank, N. A. *                             EB Temporary Investment Fund         12,562,671      12,562,671        12,562,671
American Express Credit Corporation              Dated 6/21/99, 4.73%, due 7/01/99       850,000         850,000           850,000
American Express Credit Corporation              Dated 6/28/99, 5.20%, due 7/01/99       150,000         150,000           150,000
American Express Credit Corporation              Dated 6/30/99, 5.50%, due 7/01/99       600,000         600,000           600,000


INVESCO Trust Co. Equity Fund                    Registered Investment Co. Holdings       56,737       1,353,583         2,508,898
Barclays Global Investors  S&P 500 Stock Fund    Registered Investment Co. Holdings    1,980,048      42,303,314        54,292,931
One Group Diversified  Mid-Cap Fund              Registered Investment Co. Holdings      920,442      17,943,409        20,212,901
PIMCO Total Return Fund                          Registered Investment Co. Holdings      670,538       7,066,567         6,792,555
RCM Growth Equity Fund Inc.                      Registered Investment Co. Holdings       77,452         464,669           529,772
T. Rowe Price International Stock Fund           Registered Investment Co. Holdings      757,034      10,816,241        11,824,870



Capital Guardian Conservative Account            Common/Collective Trust                 208,817       3,194,115         3,604,189
Capital Guardian Moderate Account                Common/Collective Trust                 769,153      12,225,916        16,129,132
Capital Guardian Growth Account                  Common/Collective Trust                 687,981      11,603,398        15,507,097


Loan Fund                                        Participant Loans, interest  8.5%            --       9,455,940         9,455,940
                                                                                     -----------  --------------   ---------------
Total Long-Term and Short-Term Thrift Trust                                          314,713,979  $  774,223,825   $ 1,009,166,431
                                                                                     ===========  ==============   ===============

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

                             ADDITIONAL INFORMATION

                SCHEDULE II-SCHEDULE OF REPORTABLE TRANSACTIONS

                                  JUNE 30, 1999


                                                        NUMBER OF        PURCHASE        SELLING         COST OF         NET
PARTY INVOLVED       DESCRIPTION OF ASSET             TRANSACTIONS        PRICE           PRICE           ASSET       GAIN/(LOSS)
--------------       --------------------             ------------       --------        -------         -------      -----------
Mellon Bank, N.A.    EB Temporary Investment Fund         703          $158,473,317                                     0
                                                          723                            $143,650,947   $143,650,947

              THRIFT PLANS OF CONSOLIDATED NATURAL GAS COMPANY AND
                         ITS PARTICIPATING SUBSIDIARIES

                             ADDITIONAL INFORMATION

                SCHEDULE III-SCHEDULE OF NON-EXEMPT TRANSACTIONS

                                  JUNE 30, 1999




                                                  (c)
                                             DESCRIPTION OF                                  (g)                           (j)
                           (b)           TRANSACTIONS INCLUDING                            EXPENSES             (i)     NET GAIN
     (a)             RELATIONSHIP OF     MATURITY DATE, RATE OF     (d)      (e)    (f)    INCURRED     (h)   CURRENT   OR (LOSS)
 IDENTITY OF       PLAN, EMPLOYER, OR   INTEREST, COLLATERAL, PAR PURCHASE SELLING LEASE     WITH     COST OF VALUE OF   ON EACH
PARTY INVOLVED  OTHER PARTY-IN-INTEREST    OR MATURITY VALUE       PRICE    PRICE  RENTAL TRANSACTION  ASSET    ASSET  TRANSACTION
--------------  ----------------------- ------------------------- -------- ------- ------ ----------- ------- -------- -----------
                Plan Sponsor/Employer   Employee contributions    $56,648*  N/A    N/A       N/A       N/A    $56,648    N/A
                                        not timely remitted to
                                        the Plan


* This represents total amount of contributions that have been withheld from employees, but not remitted timely into trust by the plan sponsor.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                      THRIFT PLANS OF CONSOLIDATED NATURAL GAS
                                      COMPANY AND ITS PARTICIPATING SUBSIDIARIES

                                               (Name of Plan)

                                      By      Donald W. Borneman
                                         -----------------------------
                                       (DONALD W. BORNEMAN, Trustee)


Dated: December 23, 1999

                       CONSENT OF INDEPENDENT ACCOUNTANTS

     We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 2-77204, 2-97948, 33-40478, 33-44892, 333-18783 and
333-33505) and in the Prospectuses constituting part of the Registration Statements on Form S-3 (Nos. 33-92765, 33-63931, 333-10869 and 333-25347) of
Consolidated Natural Gas Company of our report dated December 17, 1999, appearing on page 1 of this Form 11-K.


PricewaterhouseCoopers LLP
Pittsburgh, PA 15219
December 17, 1999